As confidentially submitted to the Securities and Exchange Commission on September 30, 2013.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

To

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Wix.com Ltd.

(Exact Name of Registrant as Specified in its Charter)

State of Israel	7370	98-0685109
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Wix.com Ltd.

40 Namal Tel Aviv St.

Tel Aviv, 6350671 Israel

+972 (3) 545-4900

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Wix.com, Inc.

2601 Mission Street

San Francisco, CA 94110 (415) 643-6479

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Colin J. Diamond, Esq. Joshua G. Kiernan, Esq. White & Case LLP 1155 Avenue of the Americas New York, NY 10036 Tel: (212) 819-8200 Fax: (212) 354-8113	Eitan Israeli, Adv. Menachem Gellman, Adv. Israeli, Ben-Zvi, Attorneys at Law 1 Azrieli Center Round Tower, 24th floor Tel Aviv, 6701101 Israel Tel: +972 (3) 609-9960 Fax: +972 (3) 609-9961

Robert D. Sanchez, Esq.

Allison B. Spinner, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

1700 K Street, NW, Fifth Floor

Washington, D.C. 20006

Tel: (202) 973-8800

Fax: (202) 973-8899

J. David Chertok, Adv. David S. Glatt, Adv. Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Silver Rd. Ramat Gan, 5250608 Israel Tel: +972 (3) 610-3100

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Ordinary Shares, par value NIS 0.01	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes shares granted pursuant to the underwriters’ option to purchase additional shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment is filed solely to file the amended exhibits indicated in Item 8 of Part II. No change is made to the preliminary prospectus constituting Part I of the Registration Statement or Items 6, 7, or 9 of Part II of the Registration Statement.

Item 8.	Exhibits and Financial Statement Schedules.

(a)	The Exhibit Index is hereby incorporated herein by reference.

(b)	Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

II-3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tel Aviv, Israel on this      day of             , 2013.

WIX.COM LTD.

By:
Name:
Title:

Power of attorney

KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Avishai Abrahami, Lior Shemesh or Nir Zohar, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on             , 2013 in the capacities indicated:

Signatures	Title

Avishai Abrahami	Co-Founder, Director and Chief Executive Officer (Principal Executive Officer)

Lior Shemesh	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Adam Fisher	Chairman of the Board

Ron Gutler	Director

Yuval Cohen	Director

Michael Eisenberg	Director

Jeff Horing	Director

Giora Kaplan	Director

Roy Saar	Director

Mark Tluszcz	Director

	WIX.COM, INC.	Authorized Representative in the United States

By:	Name: Title:

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1	Articles of Association of the Registrant†

3.2	Form of Amended and Restated Articles of Association of the Registrant to become effective upon closing of this offering*

4.1	Specimen share certificate*

5.1	Opinion of Israeli, Ben-Zvi, Attorneys at Law, Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent)*

10.1	Shareholders Agreement, dated March 24, 2011 by and among the Registrant and the other parties thereto†

10.2	Form of Indemnification Agreement*

10.3	Wixpress Ltd. 2007 Employee Share Option Plan†

10.4	Wix.com Ltd. 2013 Incentive Compensation Plan*

10.5	Loan and Security Agreement, dated June 24, 2013, by and among Silicon Valley Bank, Wix.com, Inc. and the Registrant.†

10.6	Hostway Managed Server Service Agreement, by and between Hostway Services, Inc. and the Registrant, dated September 1, 2013¥

21.1	List of subsidiaries of the Registrant†

23.1	Consent of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global*

23.2	Consent of Israeli, Ben-Zvi, Attorneys at Law (included in Exhibit 5.1)*

24.1	Power of Attorney (included in signature page to Registration Statement)*

*	To be filed by amendment.
†	Previously filed.
¥	Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Securities and Exchange Commission.